Exhibit 99.1

Notice of Annual General Meeting to be held on 5 September 2017

_______________________________________________________________________________

VIVOPOWER INTERNATIONAL PLC

(incorporated and registered in England and Wales under number 09978410)

NOTICE OF ANNUAL GENERAL MEETING 2017

to be held at 9:30 am (London time) on 5 September 2017

at 91 Wimpole Street, London, England, W1G 0EF, United Kingdom

_______________________________________________________________________________

Notice of the annual general meeting of VivoPower International Plc to be held at 9:30 am (London time) on 5 September 2017 at 91 Wimpole Street, London, England, W1G 0EF, United Kingdom is set out at Part 2 of this document.

It is important that your shares be represented and voted at the annual general meeting. If you cannot attend and you are a shareholder of record, please vote as soon as possible by completing and mailing the proxy card in accordance with the instructions included therein. We would appreciate if you could complete and return the proxy card before 1 September 2017, but in any event so as to arrive not later than 11:00 am (London time) on 1 September 2017.

If you decide to attend the annual general meeting, you will be able to vote in person, even if you have previously submitted your proxy. If you hold shares through a depositary, bank or broker, or indirectly in a savings plan, please refer to the proxy statement set out in Part 4 of this document for further information about voting your shares

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Notice of Annual General Meeting to be held on 5 September 2017

Part 1

Chairman's Letter

VivoPower International Plc

(incorporated and registered in England and Wales under number 09978410)

28 July 2017

To the holders of VivoPower International Plc Shares

Notice of Annual General Meeting

Dear Shareholder

I am writing to you with details of our first annual general meeting to be held at 9:30 am (London time) on 5 September 2017 at 91 Wimpole Street, London, England, W1G 0EF, United Kingdom (the "AGM"). Detailed instructions on how to get to the venue are set out on page 14 of this document.

Resolutions

The formal notice of the AGM is set out on pages 3 to 4 of this document, which sets out the business to be considered at the meeting, together with explanatory notes to the resolutions on pages 5 to 9 of this document.

There are a number of items of business to which I would draw your attention.

A copy of the annual accounts and reports for the year ended 31 March 2017 is enclosed.

In addition, the Company is proposing to shareholders the adoption of a new long-term incentive plan. Background information on this new plan and details of its principal terms are also set out in this document.

Voting at the meeting

At the meeting itself, all resolutions will be put to a vote on a poll. Further details on voting are set out in the notes to the notice of AGM on pages 10 to 15 of this document.

Voting by proxy

If you would like to vote on the resolutions but cannot come to the AGM, you can appoint a proxy to exercise all or any of your rights to attend, vote and speak at the AGM by using one of the methods set out in the notes to the notice of AGM on pages 10 to 15 of this document. A proxy or voting form is enclosed with this notice of the AGM to enable you to exercise your voting rights accordingly.

Recommendation

The Board considers the resolutions are in the best interests of the Company and its shareholders as a whole and are therefore likely to promote the success of the Company. The directors unanimously recommend that you vote in favour of the resolutions as they intend to do in respect of their own beneficial holdings which amount in aggregate to 1,591,576 shares representing approximately 11.8% of the existing issued ordinary share capital of the Company (excluding treasury shares).

On behalf of the Board, I look forward to seeing as many of you as possible at the AGM.

Yours faithfully,

Kevin Chin

Chairman of the Board of Directors of VivoPower International Plc

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Notice of Annual General Meeting to be held on 5 September 2017

 Part 2

Notice of Annual General Meeting

Notice is hereby given that the first annual general meeting of VivoPower International Plc (the "Company") will be held at 9:30 am (London time) on 5 September 2017 at 91 Wimpole Street, London, England, W1G 0EF, United Kingdom to consider and, if thought fit, to pass resolutions 1 to 8 (inclusive) and 10 as ordinary resolutions and resolution 9 as a special resolution.

The board of directors of the Company (the "Board") considers that the resolutions will promote the success of the Company and are in the best interests of the Company and its shareholders as a whole and, accordingly, the Board recommends voting "For" each of the resolutions.

Resolution 1 – Laying of annual accounts and reports (ordinary resolution)

To receive the accounts and the reports of the directors and the auditors for the financial year ended 31 March 2017 (the "Annual Report").

Resolution 2 – Directors' remuneration report (ordinary resolution)

To approve the directors’ remuneration report (excluding the part containing the directors’ remuneration policy) for the financial year ended 31 March 2017 as set out on pages 23 to 41 of the Annual Report (the "Directors' Remuneration Report").

Resolution 3 – Directors' remuneration policy (ordinary resolution)

To approve the directors’ remuneration policy, the full text of which is contained in the Directors' Remuneration Report and set out on pages 23 to 41 of the Annual Report (the "Directors' Remuneration Policy").

Resolution 4 – Re-appointment of auditors (ordinary resolution)

To re-appoint PKF Littlejohn LLP as auditors of the Company, to hold office until the conclusion of the next annual general meeting of the Company.

Resolution 5 – Remuneration of auditors (ordinary resolution)

To authorise the Company's audit committee to determine the remuneration of the auditors.

Resolution 6 – Re-election of Philip Comberg as a director of the Company (ordinary resolution)

To re-elect Philip Comberg as a director of the Company, who retires by rotation, for a term expiring on the third succeeding annual general meeting of the Company following his election.

Resolution 7 – Re-election of Gary Hui as a director of the Company (ordinary resolution)

To re-elect Gary Hui as a director of the Company, who retires by rotation, for a term expiring on the third succeeding annual general meeting of the Company following his election.

Resolution 8 – Allotment of share capital (ordinary resolution)

To consider and, if thought fit, pass the following as an ordinary resolution

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Notice of Annual General Meeting to be held on 5 September 2017

THAT the directors be and are hereby generally and unconditionally authorised in accordance with section 551 of the Companies Act 2006 to exercise all the powers of the Company to allot shares in the Company and to grant rights to subscribe for, or to convert any security into, shares in the Company up to an aggregate nominal amount of US$1,560.00 provided that this authority shall, unless renewed varied or revoked expire on 31 July 2022 save that the Company shall be entitled to make offers or agreements before the expiry of such authority which would or might require shares to be allotted or such rights to be granted after such expiry and the directors shall be entitled to allot shares and grant rights pursuant to any such offer or agreement as if this authority had not expired.

Resolution 9 – Disapplication of statutory pre-emption rights (special resolution)

To consider and, if thought fit, pass the following as a special resolution:

THAT if Resolution 8 above is passed, the directors be and are hereby authorised pursuant to section 570 of the Companies Act 2006 to allot equity securities (within the meaning of section 560 of that Companies Act 2006) for cash pursuant to the authority conferred by Resolution 8 above as if section 561(1) of the Companies Act 2006 did not apply to any such allotment provided that this power shall be limited to the allotment of equity securities up to an aggregate nominal amount of US$1,560.00, and shall expire on the expiry of the general authority conferred by Resolution 8 above, save that the Company shall be entitled to make offers or agreements before the expiry of such power which would or might require equity securities to be allotted after such expiry and the directors shall be entitled to allot equity securities pursuant to any such offer or agreement as if the power conferred hereby had not expired.

Resolution 10 – Approval of long-term incentive plan of the Company (ordinary resolution)

That the provisions of the 'VivoPower International Plc 2017 Omnibus Incentive Plan (the "Equity Incentive Plan") summarised in the Explanatory Notes to these resolutions at pages 5 to 9 of this document and set out in full at Appendix A be approved and the Board be authorized to make such modifications to the Equity Incentive Plan as they may consider appropriate for the implementation of the Equity Incentive Plan and to adopt the Equity Incentive Plan as so modified and to do all such other acts and things as they may consider appropriate to implement the Equity Incentive Plan.

BY ORDER OF THE BOARD

Directors:

Kevin Chin

Phillip Comberg

Gary Hui

Edward Hyams

Peter Sermol

First Names Global Limited (Company Secretary):

London, 28 July 2017

Registered office:

91 Wimpole Street, London, England, W1G 0EF, United Kingdom

Registered in England and Wales No. 09978410

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Notice of Annual General Meeting to be held on 5 September 2017

Part 3

Explanatory Notes to Resolutions

The following pages give an explanation of the proposed resolutions. Resolutions 1 to 8 (inclusive) and 10 will be proposed as ordinary resolutions and will be passed if more than 50% of the shareholders’ votes cast are in favour. Resolution 9 will be proposed as a special resolution. For resolution 9 to be passed, at least 75% of the shareholders’ votes cast must be in favour.

Notes to Resolution 1 - Annual Report

Resolution 1 is to receive the accounts and the reports of the directors and the auditors for the financial year ended 31 March 2017. The directors are required to present to the meeting the annual accounts and reports that are contained in the Annual Report, including the strategic report, the directors' report and the auditor's report.

Notes to Resolutions 2 and 3 – Directors' Remuneration Report and Directors' Remuneration Policy

In accordance with The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 of the United Kingdom, the Directors' Remuneration Report contains:

●	a statement by Kevin Chin, chairman of the Company's remuneration committee (the "RemCom");

●	the annual report on director remuneration, which sets out payments made in the financial year ended 31 March 2017; and

●	the directors' remuneration policy in relation to future payments to the directors and former directors.

Resolution 2 is an ordinary resolution to approve, by way of an advisory vote, the Directors' Remuneration Report other than the Directors' Remuneration Policy, which shareholders will be invited to approve by way of a binding vote pursuant to Resolution 3. Resolution 2 is an advisory vote only and does not affect the actual remuneration paid to any director.

The Company's auditors, PKF Littlejohn LLP, have audited those parts of the Directors' Remuneration Report which are required to be audited and their report can be found in the Annual Report. The Directors' Remuneration Report has been approved by the Board based on the recommendation of the RemCom and signed on its behalf by the Chairman.

Resolution 3 is an ordinary resolution to approve the Directors’ Remuneration Policy which is set out in full in the Directors’ Remuneration Report on pages 23 to 41 of the Annual Report.

Section 439A of the Companies Act 2006 requires that the Directors’ Remuneration Policy is now subject to a separate resolution for shareholder approval. The vote is binding and once the Directors’ Remuneration Policy is approved the Company will not be able to make a remuneration payment to a current or past director, unless that payment is consistent with the Directors’ Remuneration Policy or has been approved by a resolution of the members of the Company.

Separate shareholder approval in respect of a new equity incentive plan of the Company is sought in Resolution 10.

The rationale behind the Directors’ Remuneration Policy is set out in the Chairman of the RemCom's letter contained in the Directors' Remuneration Report (see pages 23 to 41 of the Annual Report).

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Notice of Annual General Meeting to be held on 5 September 2017

If the Directors' Remuneration Policy is approved and remains unchanged, it will remain in effect for up to three years without further shareholder approval being required. If the Company wishes to change the Directors' Remuneration Policy within three years, it will need to put the revised policy to shareholders before it can implement the revised policy. The RemCom will review the Directors' Remuneration Policy after three years to determine whether it remains appropriate to advance the Company’s strategy.

If the Directors' Remuneration Policy is not approved for any reason, the Company will, if and to the extent permitted by the Companies Act 2006, continue to make payments to directors in accordance with existing contractual arrangements and will seek shareholder approval again at the next annual general meeting or an earlier general meeting.

Notes to Resolutions 4 and 5 – Re-appointment of auditors and auditors’ remuneration

Resolution 4 is to approve the re-appointment of PKF Littlejohn LLP as the auditors of the Company. The auditors will hold office until the conclusion of the next annual general meeting.

The audit committee has the direct and sole responsibility for the appointment, compensation, retention, oversight and replacement, if necessary, of the external, independent auditor of the Company. The audit committee also considers and makes recommendations to the Board, to be put to shareholders for approval at the AGM, in relation to the appointment, re-appointment and removal of the Company's external auditor and their remuneration, whether fees for audit or non-audit services, and that the level of fees is appropriate to enable an effective and high quality audit to be conducted.

The audit committee annually reviews the audit fee structure and terms of engagement. Fees paid for Company external auditor services for 2016 were US$175,000 (see the Annual Report page 58. In addition, the audit committee considers at least once every ten years whether the audit services contract should be put out to tender to enable the audit committee to compare the quality and effectiveness of the services provided by the incumbent auditor with those of other audit firms. Resolution 4, which is recommended by the audit committee, is to confirm the re-appointment of PKF Littlejohn LLP as the auditors of the Company to hold office until the next annual general meeting.

Resolution 5 is to authorise the audit committee to determine the remuneration of the auditors of the Company and the audit fees.

Notes to Resolutions 6 and 7 – Re-election of directors

Resolutions 6 and 7 deal with the re-election of certain of the directors of the Company.

In accordance with article 81 of the Company's articles of association, all of the Class A directors are standing for re-election by the shareholders at the AGM. If re-elected, each of the Class A directors will stand elected as a director of the Company (unless otherwise removed) for a term expiring on the third annual general meeting following his election. Philip Comberg was appointed as a director of the Company on 1 May 2016 and he is proposed for re-election by the shareholders at the AGM. He is recommended by the Board for re-election. Gary Hui was appointed as a director of the Company on 21 December 2016 and he is proposed for re-election by the shareholders at the AGM. He is recommended by the Board for re-election.

Biographies of each of the directors can be found on pages 16 to 17 of the Annual Report and on the Company's website. The Board has confirmed, following a performance review, that all directors standing for re-election continue to perform effectively and demonstrate commitment to their roles.

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Notice of Annual General Meeting to be held on 5 September 2017

Notes to Resolution 8 – Allotment of share capital

Resolution 8 is an ordinary resolution and pertains to the directors' authority to allot shares in accordance with section 551 of the Companies Act 2006. If passed, the resolution will authorise the directors of the Company to allot shares in the Company and to grant rights to subscribe for, or to convert any security into, shares in the Company up to an aggregate nominal amount of US$1,560.00. The authority granted by this resolution would, unless renewed varied or revoked, expire on 31 July 2022.

The directors plan to exercise this authority in connection with the allotment of shares and/or grant rights to subscribe for such shares to consultants, advisors and non-executive officers of the Company (as opposed to employees) under the Equity Incentive Plan, which would not fall within the exemption from the requirement to obtain prior shareholder approval for such allotment or grant for employees' share schemes under section 549(2)(a) of the Companies Act 2006.

Notes to Resolution 9 – Disapplication of statutory pre-emption rights

Resolution 9 is a special resolution and pertains to the disapplication of statutory pre-emption rights under the Companies Act 2006. If directors of a UK company wish to allot shares in the company for cash (other than in connection with an employees' share scheme), the Companies Act 2006 requires that these shares be offered first to shareholders in proportion to their existing holdings. This resolution will, if passed, give the directors of the Company the power to allot shares pursuant to the authority to allot granted by resolution 8 without first offering them to existing shareholders in proportion to their existing holdings. The authority contained in resolution 9 will expire upon the expiry of the authority to allot shares conferred in resolution 8, that is 31 July 2022.

This disapplication is required in connection with the allotment of shares and/or grant rights to subscribe for such shares to consultants, advisors and non-executive officers of the Company (as opposed to employees) under the Equity Incentive Plan, which would not fall within the exemption from the statutory pre-emption provisions under the Companies Act 2006 for employees' share schemes under section 566 of the Companies Act 2006.

Notes to Resolution 10 – Approval of the Equity Incentive Plan

Resolution 10 is an ordinary resolution to approve the Equity Incentive Plan in the form presented to the AGM and any amendments that the Board may deem appropriate for its implementation. The key factors that have shaped the design of the proposed Equity Incentive Plan are set out below:

●

The market in which Company competes is intensely competitive and very dynamic and requires the Company's management to improve productivity and efficiency constantly. This is an increasingly challenging task. This hard-won, short-term success is essential to support the Company's long-term performance.

●	The Company wants to create a reward structure that appropriately balances the importance of short-term delivery with the creation of long-term, sustainable value.

●

The Company is keen to ensure that our reward is more closely aligned with the interests of long-term shareholders, such that more of the potential reward should be in shares, and shares should be held by our executives for longer periods.

●	The Company's ultimate aim and intention is to deliver sustainable shareholder value.

The main provisions of the Equity Incentive Plan are summarised below.

It is currently intended that the first awards over shares in the Company ("Plan Shares") pursuant to the Equity Incentive Plan will be made effective immediately after the AGM, assuming shareholders approve the Equity Incentive Plan at that meeting.

It is currently intended that awards under the Equity Incentive Plan will take the form of restricted stock units ("RSUs") or performance stock units ("PSUs"). Awards in the future under the Equity Incentive Plan may however also take the form of stock options, stock appreciation rights, restricted stock or stock bonus awards. Awards will be made over Plan Shares although cash awards may also be made.

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Notice of Annual General Meeting to be held on 5 September 2017

Vesting of RSUs will be subject to service-based vesting and occur on an annual basis rateably over four years. Vesting of PSUs will occur at the end of a four-year performance period, subject to the attainment of certain performance goals. The RemCom will determine all of the vesting conditions which will apply to any awards granted under the Equity Incentive Plan.

Participants who leave the employment of the Company before the vesting of any RSUs or PSUs will normally lose the unvested proportion of their award, save in the following circumstances where a participant ceases to be an employee:

●	because of termination by the Company without cause;
●	due to the participant’s death; or
●	due to the participant’s disability,

In such circumstances, the award shall continue to be capable of accelerated vesting. With respect to RSUs, the participant will become vested in that portion of RSUs that vest on the next vesting date. With respect to PSUs, the participant will become partially vested in the PSUs, at the end of the performance period based upon the actual achievement of the performance goals, multiplied by a fraction, the numerator of which is the number of calendar days the participant was employed with the Company during the performance period and the denominator of which is the total number of calendar days in the performance period.

Except as otherwise provided in an award agreement, in the event a participant’s employment is terminated without cause within 12 months following a change in control (except an internal corporate reorganisation), all awards will vest as follows. In this case, the participant may receive all RSUs granted and outstanding. Additionally, the number of PSUs that can be received by a participant in respect of a PSU in such circumstances depends on (i) the target PSUs granted, (ii) the actual achievement of the performance goals through the change in control, or (iii) such other basis determined by the RemCom. Alternative arrangements may be made if the participants and the acquiring company agree.

The RemCom will oversee the administration and interpretation of the Equity Incentive Plan.

Awards may be granted to any of the employees of the Company or its subsidiaries, including the executive directors. Participation by the executive directors shall, unless and until approved otherwise by shareholders, be in accordance with the terms of the Directors' Remuneration Policy. No award may be made more than 10 years after shareholder approval of the Equity Incentive Plan.

Under award agreements entered into with each participant, the participant will acknowledge and agree that awards may be subject to clawback if such payments are made (i) on account of fraud or misconduct by the participant, (ii) following an accounting restatement or (iii) as may be required by any other general clawback policy of the Company which may exist or be adopted regarding repayment of incentive-based compensation, as may be in effect from time to time.

Any Plan Shares allotted when an award vests will rank equally with shares of the Company then in issue.

The Board may amend the Equity Incentive Plan and the RemCom may amend any award agreement, at any time, provided that no such amendment shall be made without shareholder approval if such approval is necessary to comply with any tax or regulatory requirement or as provided below. If an amendment would materially and adversely affect the rights of any participant it shall require the consent of the affected participant, unless such amendment is required in order to comply with applicable law. Under the Equity Incentive Plan, in the event of a conflict between the terms of an award agreement and an employment agreement between the Company and a Participant, absent language to the contrary the terms of such employment agreement shall be binding.

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Notice of Annual General Meeting to be held on 5 September 2017

The RemCom may not take any action that is considered a “repricing” of options or share appreciation rights granted under the Equity Incentive Plan as defined by any applicable securities exchange or inter-dealer quotation system rules without the required shareholder approval.

The RemCom may amend the terms of the Equity Incentive Plan or outstanding awards without further shareholder approval in order to conform such terms with the requirements of local law or to obtain more favourable tax or other treatment for an overseas participant, the Company or its affiliates.

Subject to certain changes in capital structure and certain events as described in the Equity Incentive Plan, the RemCom is not authorized to issue under the Equity Incentive Plan in aggregate more than 10% (ten percent) of ordinary shares of the Company issued and outstanding from time to time on a fully-diluted basis.

The Company has established a sub-plan to the Equity Incentive Plan, allowing for the grant of awards to consultants and other non-employees, on the same terms as awards granted to employees under the Equity Incentive Plan.

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Notice of Annual General Meeting to be held on 5 September 2017

Part 4

Proxy statement for the Annual General Meeting of shareholders to be held on 5 September 2017

Information concerning proxy solicitation and voting

We have sent you this proxy statement ("Proxy Statement") and enclosed the proxy card ("Proxy Card") because the board of directors of VivoPower International Plc (the "Company") (the "Board") is soliciting your proxy to vote at the first annual general meeting of shareholders to be held at 9:30 am (London time) on 5 September 2017 at 91 Wimpole Street, London, England, W1G 0EF, United Kingdom (the "AGM").

●	Proxy Statement: this Proxy Statement summarises information about the proposals to be considered at the AGM and other information you may find useful in determining how to vote.

●	Proxy Card: the Proxy Card is the means by which you actually authorise another person to vote your shares in accordance with your instructions.

In addition to solicitations by mail, our directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, e-mail and personal interviews.

We are mailing the notice of the AGM, the Proxy Statement and the Proxy Card to our shareholders of record as at 5 July 2017 (the "Record Date"). In this mailing we are also including the accounts and the reports of the directors and the auditors of the Company for the financial year ended 31 March 2017 (the "Annual Report").

Important Notice Regarding Availability of Proxy Materials for the AGM to be held on 5 September 2017.

A copy of the Company's Notice of the AGM, Proxy Statement and Proxy Card are available at http://vivopower.com/shareholders

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Notice of Annual General Meeting to be held on 5 September 2017

Questions and Answers about Voting

1.	Why am I receiving these materials?

We have sent you this Proxy Statement and the Proxy Card because our Board is soliciting your proxy to vote at the AGM, including at any adjournments or postponements of the AGM. You are invited to attend the AGM to vote on the proposals described in this Proxy Statement. However, you do not need to attend the AGM to vote your shares. Instead, you may simply complete, sign and return the enclosed Proxy Card.

We intend to mail this Proxy Statement and accompanying Proxy Card on or about 1 August 2017 to all shareholders of record entitled to vote at the AGM.

2.	Who can vote at the AGM?

Only shareholders of record at the close of business on 2 August 2017, ("Vote Record Date") will be entitled to vote at the AGM.

Shareholder of Record: Shares Registered in Your Name

If, on the Vote Record Date, your shares were registered directly in your name with the transfer agent, Computershare Investors Services ("Computershare"), then you are the shareholder of record. As a shareholder of record, you may vote in person at the AGM or vote by proxy. Whether or not you plan to attend the AGM, we urge you to fill out and return the enclosed Proxy Card to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Depositary, Broker, Bank or Other Agent

If, on the Vote Record Date, your shares were held in an account at a depositary, brokerage firm, bank, dealer or other similar organization, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the AGM. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend the AGM. However, because you are not the shareholder of record, you may not vote your shares in person at the AGM unless you request and obtain a valid legal proxy card from your broker or agent.

3.	What constitutes a quorum?

For the purposes of the AGM, a quorum is present if at least two members are present.

4.	How do I vote my shares?

If you hold shares in “street name” – you should follow the directions provided by your broker, bank or other nominee. You may submit instructions by telephone or via the internet to your broker, bank or other nominee, or request and return a paper Proxy Card to your broker, bank or other nominee. We will distribute physical ballots to anyone who wants to vote in person at the AGM. If you hold shares in “street name” and wish to vote at the AGM, you must obtain a legal proxy from your depositary, broker, bank or other nominee and present it to the inspector of election of the AGM with your ballot.

Please note that voting on all resolutions will be conducted by way of poll rather than a show of hands. This is a more transparent method of voting as member votes are to be counted according to the number of shares held and is in accordance with the Company's articles of association.

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Notice of Annual General Meeting to be held on 5 September 2017

If you are a "shareholder of record" – you may appoint a proxy to vote on your behalf using any of the following methods:

●

mail - by marking, signing and dating the Proxy Card and returning it in the prepaid envelope provided or return it to Computershare, PO Box 505008, Louisville, KY 40233-9814; by 11:00 am, (London time) on 1 September 2017; or

●	by physical ballot at the AGM.

If you properly give instructions as to your proxy appointment by executing and returning a paper Proxy Card, and your proxy appointment is not subsequently revoked, your shares will be voted in accordance with your instructions.

5.	Who can be appointed as proxy?

A proxy does not need to be a member of the Company but must attend the AGM to represent you. Your proxy could be the Chairman, another director of the Company or another person who has agreed to attend to represent you.

A member of the Company which is a corporation may authorise a person or persons to act as its representative(s) at the AGM. In accordance with the provisions of the Companies Act 2006, each such representative may exercise (on behalf of the corporation) the same powers as the corporation could exercise if it were an individual member of the Company, provided that they do not do so in relation to the same shares.

6.	How will my shares be voted if I do not specify how they should be voted?

If you sign and send your Proxy Card but do not indicate how you want your shares to be voted, your shares will be voted by the persons appointed as proxies in accordance with the recommendations of the Board.

7.	Can I change my vote or revoke a proxy?

A shareholder of record can revoke his or her proxy before the time of voting at the AGM in several ways by:

●	mailing a revised Proxy Card dated later than the prior Proxy Card;

●	voting in person at the AGM; or

●	notifying First Names Global Limited, the Company's secretary (the "Company Secretary"), in writing that you are revoking your proxy. Your revocation must be received before the AGM to be effective.

If you hold shares in "street name" – you may change or revoke your voting instructions by contacting the depositary, broker, bank or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the AGM as described above under "How do I vote my shares?" See also "What if I plan to attend the AGM?"

8.	Who counts the votes?

Computershare has been engaged as our independent agent to tabulate shareholder votes. If you are a shareholder of record, your executed Proxy Card is returned directly to Computershare for tabulation. If you hold your shares through a broker, your broker will return one Proxy Card to Computershare on behalf of all of its clients.

9.	How are votes counted?

Votes will be counted by Computershare, who will separately count "for" and "against" votes and abstentions. In addition, with respect to the election of directors, Computershare will count the number of "withheld" votes received for the nominees. If your shares are held in "street name", you will need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker to vote your shares.

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10.	How many votes do I have?

On each matter to be voted upon, every member who is present in person or by proxy shall have one vote for each ordinary share as of the Vote Record Date.

11.	What if I plan to attend the AGM?

Attendance at the AGM will be limited to shareholders as of the Vote Record Date. Each shareholder may be asked to present valid picture identification, such as a driver’s license or passport. Shareholders holding shares in "street name" through brokerage accounts or by a bank or other nominee are required to show a brokerage statement or account statement reflecting share ownership as of the Vote Record Date in order to obtain admittance to the AGM. However, if you hold shares in "street name" you will not be allowed to vote at the AGM unless you obtain a legal proxy from your depositary, broker, bank or other nominee holding the shares.

12.	What if I return a Proxy Card but do not make specific choices?

If we receive a signed and dated Proxy Card and the Proxy Card does not specify how your shares are to be voted, your shares will be voted "for" the matters submitted for approval at the AGM.

13.	How do you solicit proxies?

The initial solicitation of proxies may be supplemented by additional mail communications and by telephone, fax, e-mail, internet and personal solicitation by our directors, officers or other employees. No additional compensation for soliciting proxies will be paid to our directors, officers or other employees for their proxy solicitation efforts.

14.	What do I do if I receive more than one notice or Proxy Card?

If you hold your shares in more than one account, you will receive a notice or Proxy Card for each account. To ensure that all of your shares are voted, please sign, date and return all Proxy Cards. Please be sure to vote all of your shares.

15.	What if I have questions during the AGM?

If you wish to ask a question please tell the Company Secretary on entry to the meeting. Please endeavour to keep your questions short and relevant to the resolution being discussed. In the interests of orderly conduct of the meeting, we will allocate a slot for shareholders' questions towards the end of the meeting and in light of time constraints would ask shareholders to limit questions to one question per shareholder. Of course, if shareholders have further questions the Chairman will endeavour to accommodate these.

16.	May I bring a guest to the AGM?

The AGM is a private meeting of shareholders and their representatives. Guests are not entitled to attend the meeting as of right but they may be permitted entry at the absolute discretion of the Company.

Shareholders wishing to bring a guest must notify us in advance. Any shareholders wishing to bring a guest should contact Computershare. Please see "Who is the transfer agent?" below for contact details. All guests must bring photographic proof of identity and enter the meeting at the same time as the shareholder.

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Notice of Annual General Meeting to be held on 5 September 2017

17.	As a shareholder, which materials can I require the Company to publish on its website?

Shareholders satisfying the thresholds in section 527 of the Companies Act 2006 can require the Company to publish a statement on its website setting out any matter relating to (a) the audit of the Company's accounts (including the auditor's report and the conduct of the audit) that are to be laid before the AGM; or (b) any circumstances connected with an auditor of the Company ceasing to hold office, that the members propose to raise at the AGM. The Company cannot require the members requesting the publication to pay its expenses. Any statement placed on the website must also be sent to the Company's auditors no later than the time it makes its statement available on the website. The business which may be dealt with at the meeting includes any such statement that the Company has been required to publish on its website.

18.	Who is the transfer agent?

As noted above, our transfer agent is Computershare. All communications concerning shareholder of record accounts, including address changes, name changes, share transfer requirements and similar issues can be handled by contacting our transfer agent at Computershare.

19.	How can I find out the results of the voting at the Meeting?

Voting results will be announced by the filing of a current report on Form 6-K and on our website http://vivopower.com/shareholders

20.	How do I get to the AGM venue?

The meeting will be held at 91 Wimpole Street, London, W1G 0EF, United Kingdom.

21.	How do I contact the Company if I have any queries?

You may contact the Company at:

VivoPower International Plc

91 Wimpole Street, London

W1G 0EF

United Kingdom

Tel: +44 (0) 203 871 2800

e-mail: shareholder@vivopower.com

You may contact the Transfer Agent at:

Computershare Trust Company, N.A.

Telephone Toll Free (In the US/Canada)

1-866 242 3610

Foreign Shareholders (Outside the US)

+1 (732) 491 0655

14

Notice of Annual General Meeting to be held on 5 September 2017

By Mail:

Computershare

P.O. Box 505000

Louisville, KY  40233

By Overnight Delivery:

Computershare

462 South 4th Street, Suite 1600

Louisville, KY 40202

15

Notice of Annual General Meeting to be held on 5 September 2017

Appendix A

VivoPower International Plc 2017 Omnibus Incentive Plan

16

VIVOPOWER INTERNATIONAL PLC 2017 OMNIBUS INCENTIVE PLAN

(Adopted [•], 2017]

TABLE OF CONTENTS

Page

1.	Purpose	1
2.	Definitions	1
3.	Effective Date; Duration	6
4.	Administration	6
5.	Grant of Awards; Shares Subject to the Plan; Limitations	8
6.	Eligibility	9
7.	Options	9
8.	Stock Appreciation Rights	11
9.	Restricted Stock and Restricted Stock Units	12
10.	Stock Bonus Awards	13
11.	Performance Compensation Awards	13
12.	Changes in Capital Structure and Similar Events	15
13.	Effect of Change in Control	17
14.	Amendments and Termination	17
15.	General	18

VIVOPOWER OMNIBUS INCENTIVE PLAN

1.     Purpose. The purpose of the VivoPower International PLC 2017 Omnibus Incentive Plan is to provide a means through which the Company and its Subsidiaries may attract and retain key personnel and to provide a means whereby, executive officers and employees (and prospective executive officers and employees) of the Company and its Subsidiaries can acquire and maintain an equity interest in the Company, or be paid incentive compensation, which may (but need not) be measured by reference to the value of Common Stock, thereby strengthening their commitment to the welfare of the Company and its Subsidiaries and aligning their interests with those of the Company’s stockholders.

2.      Definitions. The following definitions shall be applicable throughout the Plan:

(a)     “Affiliate” means (i) any person or entity that directly or indirectly controls, is controlled by or is under common control with the Company (together with, if different, any Subsidiary) and/or (ii) to the extent provided by the Committee, any person or entity in which the Company has a significant interest. The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as applied to any person or entity, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person or entity, whether through the ownership of voting or other securities, by contract or otherwise.

(b)     “Award” means, individually or collectively, any Incentive Stock Option, Nonqualified Stock Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Stock Bonus Award, and Performance Compensation Award granted under the Plan.

(c)       “Board” means the Board of Directors of the Company.

(d)       “Business Combination” has the meaning given such term in the definition of “Change in Control.”

(e)     “Cause” means, in the case of a particular Award, unless the applicable Award agreement states otherwise, (i) the Company or an Affiliate having cause to terminate a Participant’s employment or service, as provided in any employment or similar agreement between the Participant and the Company or an Affiliate in effect at the time of such termination or (ii) in the absence of any such employment or similar agreement (or the absence of any provisions regarding cause to terminate contained therein), (A) the Participant’s conviction for, plea of guilty or nolo contendere to a felony or a crime involving moral turpitude, or other material act or omission involving dishonesty or fraud, (B) the Participant’s conduct that brings the Company or any of its Affiliates into public disgrace or disrepute in a way that affects the Company’s or any Affiliate’s business in any material way, (C) the Participant’s willful failure to perform material duties as reasonably directed by the Participant’s supervisor or the Participant’s material violation of any rule, regulation, policy or plan for the conduct of any service provider to the Company or its Affiliates or its or their business (which, if curable, is not cured within 20 days after notice thereof is provided to the Participant) or (D) the Participant’s gross negligence, willful malfeasance or material act of disloyalty with respect to the Company or its Affiliates (which, if curable, is not cured within 20 days after notice thereof is provided to the Participant).

(f)     “Change in Control” shall, in the case of a particular Award, unless the applicable Award agreement states otherwise or contains a different definition of “Change in Control,” be deemed to occur upon:

(i)       Any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) (a “Person”) becomes the beneficial owner (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than 50% of either (A) the then-outstanding shares of Common Stock of the Company (the “Outstanding Company Common Stock”) or (B) the combined voting power of the then-outstanding voting securities of the Company entitled to vote generally in the election of directors (the “Outstanding Company Voting Securities”); provided, however, that, for purposes of this Section 2(f), the following acquisitions shall not constitute a Change in Control: (I) any acquisition directly from the Company, (II) any acquisition by the Company, (III) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Affiliate, or (IV) any acquisition by any corporation pursuant to a transaction that complies with Sections 2(f)(iii)(A), 2(f)(iii)(B) and 2(f)(iii)(C);

(ii)      During any period of twelve (12) consecutive months, individuals who, as of the date hereof, constitute the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Company’s stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board;

(iii)     Consummation of a reorganization (excluding a reorganization under either Chapter 7 or Chapter 11 of Title 11 of the United States Code), merger, statutory share exchange or consolidation or similar transaction involving the Company or any of its Subsidiaries, a sale or other disposition of all or substantially all of the assets of the Company, or the acquisition of assets or stock of another entity by the Company or any of its Subsidiaries (each, a “Business Combination”), in each case unless, following such Business Combination, (A) all or substantially all of the individuals and entities that were the beneficial owners of the Outstanding Company Common Stock and the Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the then-outstanding shares of common stock (or, for a non-corporate entity, equivalent securities) and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors (or, for a non-corporate entity, equivalent governing body), as the case may be, of the entity resulting from such Business Combination (including, without limitation, an entity that, as a result of such transaction, owns the Company or all or substantially all of the Company’s assets either directly or through one or more Subsidiaries) in substantially the same proportions as their ownership immediately prior to such Business Combination of the Outstanding Company Common Stock and the Outstanding Company Voting Securities, as the case may be, (B) no Person (excluding any corporation resulting from such Business Combination or any employee benefit plan (or related trust) of the Company or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 50% or more of, respectively, the then-outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then-outstanding voting securities of such corporation, except to the extent that such ownership existed prior to the Business Combination, and (C) at least a majority of the members of the board of directors (or, for a non-corporate entity, equivalent governing body) of the entity resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement or of the action of the Board providing for such Business Combination; or

(iv)     A complete liquidation or dissolution of the Company.

(g)     “Code” means the Internal Revenue Code of 1986, as amended, and any successor thereto. Reference in the Plan to any section of the Code shall be deemed to include any regulations or other interpretative guidance under such section, and any amendments or successor provisions to such section, regulations or guidance.

(h)     “Committee” means the Company’s Remuneration Committee.

(i)     “Common Stock” means the ordinary shares, par value $0.012 per share, of the Company (and any stock or other securities into which such common stock may be converted or into which it may be exchanged).

(j)      “Company” means VivoPower International PLC, a public limited company incorporated in England and Wales (registered number 09978410) and any successor thereto.

(k)     “Date of Grant” means the date on which the granting of an Award is authorized, or such other date as may be specified in such authorization.

(l)      “Effective Date” means [•], 2017.

(m)    “Eligible Director” means a person who is a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act.

(n)    “Eligible Person” means any (i) individual employed by or holding executive office with the Company or a Subsidiary; ; or (ii) prospective employees or executive officers who have accepted offers of employment from the Company or its Subsidaries (and would satisfy the provisions of clause (i) above once he or she begins employment with the Company or its Subsidiaries).

(o)    “Exchange Act” has the meaning given such term in the definition of “Change in Control,” and any reference in the Plan to any section of (or rule promulgated under) the Exchange Act shall be deemed to include any rules, regulations or other interpretative guidance under such section or rule, and any amendments or successor provisions to such section, rules, regulations or guidance.

(p)     “Exercise Price” has the meaning given such term in Section 7(b) of the Plan.

(q)     “Fair Market Value” means, on a given date, (i) if the Common Stock is listed on the New York Stock Exchange or another national securities exchange, the closing sales price of the Common Stock reported on such national securities exchange, or, if there is no such sale on that date, then on the last preceding date on which such a sale was reported; (ii) if the Common Stock is not listed on the New York Stock Exchange or another national securities exchange, but is quoted in the NASDAQ National Market Reporting System or another inter-dealer quotation system on a last sale basis, the closing bid price or, if there is no such sale on that date, then on the last preceding date on which a sale was reported; or (iii) if the Common Stock is not listed on a national securities exchange or quoted in an inter-dealer quotation system on a last sale basis, the amount determined by the Committee in its sole discretion; provided, that, to the extent applicable, such determination shall be made in accordance with Section 409A of the Code and the regulations thereunder to be the fair market value of the Common Stock.

(r)      “Incentive Stock Option” means an Option that is designated by the Committee as an incentive stock option as described in Section 422 of the Code and otherwise meets the requirements set forth in the Plan.

(s)      “Incumbent Board” has the meaning given such term in the definition of “Change in Control.”

(t)      “Indemnifiable Person” shall have the meaning set forth in Section 4(e) of the Plan.

(u)     “Mature Shares” means shares of Common Stock owned by a Participant that are not subject to any pledge or security interest and that have been either previously acquired by the Participant on the open market or meet such other requirements, if any, as the Committee may determine are necessary in order to avoid an accounting earnings charge on account of the use of such shares to pay the Exercise Price or satisfy a withholding obligation of the Participant.

(v)      “Nonqualified Stock Option” means an Option that is not designated by the Committee as an Incentive Stock Option.

(w)     “Option” means an Award granted under Section 7 of the Plan.

(x)      “Option Period” has the meaning given such term in Section 7(c) of the Plan.

(y)     “Outstanding Company Common Stock” has the meaning given such term in the definition of “Change in Control.”

(z)       “Outstanding Company Voting Securities” has the meaning given such term in the definition of “Change in Control.”

(aa)     “Participant” means an Eligible Person who has been selected by the Committee to participate in the Plan and to receive an Award pursuant to Section 6 of the Plan.

(bb)     “Performance Compensation Award” shall mean any Award designated by the Committee as a Performance Compensation Award pursuant to Section 11 of the Plan.

(cc)     “Performance Criteria” shall mean the criterion or criteria that the Committee shall select for purposes of establishing the Performance Goal(s) for a Performance Period with respect to any Performance Compensation Award under the Plan.

(dd)    “Performance Formula” shall mean, for a Performance Period, the one or more objective formulae applied against the relevant Performance Goal to determine, with regard to the Performance Compensation Award of a particular Participant, whether all, some portion but less than all, or none of the Performance Compensation Award has been earned for the Performance Period.

(ee)    “Performance Goals” shall mean, for a Performance Period, the one or more goals established by the Committee for the Performance Period based upon the Performance Criteria.

(ff)     “Performance Period” shall mean the one or more periods of time, as the Committee may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant’s right to, and the payment of, a Performance Compensation Award.

(gg)     “Permitted Transferee” shall have the meaning set forth in Section 15(b) of the Plan.

(hh)     “Person” has the meaning given such term in the definition of “Change in Control.”

(ii)       “Plan” means this VivoPower International PLC 2017 Omnibus Incentive Plan.

(jj)       “Restricted Period” means the period of time determined by the Committee during which an Award is subject to restrictions or, as applicable, the period of time within which performance is measured for purposes of determining whether an Award has been earned.

(kk)    “Restricted Stock Unit” means an unfunded and unsecured promise to deliver shares of Common Stock, cash, other securities or other property, subject to certain restrictions (including, without limitation, a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 9 of the Plan.

(ll)    “Restricted Stock” means Common Stock, subject to certain specified restrictions (including, without limitation, a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 9 of the Plan.

(mm)   “SAR Period” has the meaning given such term in Section 8(b) of the Plan.

(nn)   “Securities Act” means the Securities Act of 1933, as amended, and any successor thereto. Reference in the Plan to any section of the Securities Act shall be deemed to include any rules, regulations or other interpretative guidance under such section, and any amendments or successor provisions to such section, rules, regulations or guidance.

(oo)    “Stock Appreciation Right” or “SAR” means an Award granted under Section 8 of the Plan.

(pp)    “Stock Bonus Award” means an Award granted under Section 10 of the Plan.

(qq)    “Strike Price” means, except as otherwise provided by the Committee in the case of Substitute Awards, (i) in the case of a SAR granted in tandem with an Option, the Exercise Price of the related Option, or (ii) in the case of a SAR granted independent of an Option, the Fair Market Value of one share of Common Stock, as of the Date of Grant (provided that in any case where SARs are to be satisfied by the issue of new shares of Common Stock such Fair Market Value shall not be less than the par value of such shares of Common Stock).

(rr)      “Subsidiary” has the meaning given to that term in section 1159 of the UK Companies Act 2006

(ss)     “Substitute Award” has the meaning given such term in Section 5(e).

3.     Effective Date; Duration. The Plan shall be effective as of the Effective Date. The expiration date of the Plan, on and after which date no Awards may be granted hereunder, shall be the tenth anniversary of the Effective Date; provided, however, that such expiration shall not affect Awards then outstanding, and the terms and conditions of the Plan shall continue to apply to such Awards.

4.     Administration.

(a)     The Committee shall administer the Plan. To the extent required to comply with the provisions of Rule 16b-3 promulgated under the Exchange Act (if the Board is not acting as the Committee under the Plan), it is intended that each member of the Committee shall, at the time he takes any action with respect to an Award under the Plan, be an Eligible Director. However, the fact that a Committee member shall fail to qualify as an Eligible Director shall not invalidate any Award granted by the Committee that is otherwise validly granted under the Plan. The majority of the members of the Committee shall constitute a quorum. The acts of a majority of the members present at any meeting at which a quorum is present or acts approved in writing by a majority of the Committee shall be deemed the acts of the Committee.

(b)     Subject to the provisions of the Plan and applicable law, the Committee shall have the sole and plenary authority, in addition to other express powers and authorizations conferred on the Committee by the Plan, to: (i) designate Participants; (ii) determine the type or types of Awards to be granted to a Participant; (iii) determine the number of shares of Common Stock to be covered by, or with respect to which payments, rights, or other matters are to be calculated in connection with, Awards; (iv) determine the terms and conditions of any Award; (v) determine whether, to what extent, and under what circumstances Awards may be settled or exercised in cash, shares of Common Stock, other securities, other Awards or other property, or canceled, forfeited, or suspended and the method or methods by which Awards may be settled, exercised, canceled, forfeited, or suspended; (vi) determine whether, to what extent, and under what circumstances the delivery of cash, Common Stock, other securities, other Awards or other property and other amounts payable with respect to an Award shall be deferred either automatically or at the election of the Participant or of the Committee; (vii) interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in the Plan and any instrument or agreement relating to, or Award granted under, the Plan; (viii) establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Committee shall deem appropriate for the proper administration of the Plan; (ix) accelerate the vesting or exercisability of, payment for or lapse of restrictions on, Awards; and (x) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan. In the event of conflict between the terms of an Award agreement and an employment agreement between the Company (or its Affiliate) and a Participant, absent language to the contrary, the terms of such employment agreement shall be binding.

(c)     The Committee may delegate to one or more officers of the Company or any Affiliate the authority to act on behalf of the Committee with respect to any matter, right, obligation, or election that is the responsibility of or that is allocated to the Committee herein, and that may be so delegated as a matter of law, except for (i) grants of Awards to persons subject to Section 16 of the Exchange Act and (ii) matters encompassed by Section 14 below.

(d)     Subject to the provisions of the Plan, all designations, determinations, interpretations, and other decisions under or with respect to the Plan or any Award or any documents evidencing Awards granted pursuant to the Plan shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive and binding upon all Persons, including, without limitation, the Company, any Affiliate, any Participant, any holder or beneficiary of any Award, and any stockholder of the Company.

(e)     No member of the Board, the Committee, delegate of the Committee or any employee or agent of the Company (each such person, an “Indemnifiable Person”) shall be liable for any action taken or omitted to be taken or any determination made in good faith with respect to the Plan or any Award hereunder. Each Indemnifiable Person shall be indemnified and held harmless by the Company against and from any loss, cost, liability, or expense (including attorneys’ fees) that may be imposed upon or incurred by such Indemnifiable Person in connection with or resulting from any action, suit or proceeding to which such Indemnifiable Person may be a party or in which such Indemnifiable Person may be involved by reason of any action taken or omitted to be taken under the Plan or any Award agreement and against and from any and all amounts paid by such Indemnifiable Person with the Company’s approval, in settlement thereof, or paid by such Indemnifiable Person in satisfaction of any judgment in any such action, suit or proceeding against such Indemnifiable Person, provided, that the Company shall have the right, at its own expense, to assume and defend any such action, suit or proceeding and once the Company gives notice of its intent to assume the defense, the Company shall have sole control over such defense with counsel of the Company’s choice. The foregoing right of indemnification shall not be available to an Indemnifiable Person to the extent that a final judgment or other final adjudication (in either case not subject to further appeal) binding upon such Indemnifiable Person determines that the acts or omissions of such Indemnifiable Person giving rise to the indemnification claim resulted from such Indemnifiable Person’s bad faith, fraud or willful criminal act or omission or that such right of indemnification is otherwise prohibited by law or by the Company’s Certificate of Incorporation or Bylaws. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such Indemnifiable Persons may be entitled under the Company’s certificate of incorporation, bylaws, memorandum and/or articles of association, as a matter of law, or otherwise, or any other power that the Company may have to indemnify such Indemnifiable Persons or hold them harmless.

(f)     Notwithstanding anything to the contrary contained in the Plan, the Board may, in its sole discretion, at any time and from time to time, grant Awards and administer the Plan with respect to such Awards. In any such case, the Board shall have all the authority granted to the Committee under the Plan.

5.     Grant of Awards; Shares Subject to the Plan; Limitations.

(a)     The Committee may, from time to time, grant Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Stock Bonus Awards and/or Performance Compensation Awards to one or more Eligible Persons.

(b)     Subject to Section 12 of the Plan, the Committee is authorized to issue under the Plan an aggregate of not more than 10% (ten percent) of the Common Stock issued and outstanding from time to time on a fully-diluted basis.

(c)     Use of shares of Common Stock to pay the required Exercise Price or tax obligations, or shares not issued in connection with settlement of an Option or SAR or that are used or withheld to satisfy tax obligations of the Participant shall, notwithstanding anything herein to the contrary, not be available again for other Awards under the Plan. Shares underlying Awards under the Plan that are forfeited, cancelled, expire unexercised, or are settled in cash are available again for Awards under the Plan.

(d)     Shares of Common Stock delivered by the Company in settlement of Awards may be authorized and unissued shares, shares held in the treasury of the Company, shares purchased on the open market or by private purchase, or a combination of the foregoing.

(e)     Awards may, in the sole discretion of the Committee, be granted under the Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by the Company or with which the Company combines (“Substitute Awards”). The number of shares of Common Stock underlying any Substitute Awards shall be counted against the aggregate number of shares of Common Stock available for Awards under the Plan.

6.     Eligibility. Participation shall be limited to Eligible Persons who have entered into an Award agreement or who have received written notification from the Committee, or from a person designated by the Committee, that they have been selected to participate in the Plan.

7.     Options.

(a)     Generally. Each Option granted under the Plan shall be evidenced by an Award agreement (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)). Each Option so granted shall be subject to the conditions set forth in this Section 7, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award agreement. All Options granted under the Plan shall be Nonqualified Stock Options unless the applicable Award agreement expressly states that the Option is intended to be an Incentive Stock Option. Incentive Stock Options shall be granted only to Eligible Persons who are employees of the Company and its Subsidiaries, and no Incentive Stock Option shall be granted to any Eligible Person who is ineligible to receive an Incentive Stock Option under the Code. No Option shall be treated as an Incentive Stock Option unless the Plan has been approved by the stockholders of the Company in a manner intended to comply with the stockholder approval requirements of Section 422(b)(1) of the Code, provided that any Option intended to be an Incentive Stock Option shall not fail to be effective solely on account of a failure to obtain such approval, but rather such Option shall be treated as a Nonqualified Stock Option unless and until such approval is obtained. In the case of an Incentive Stock Option, the terms and conditions of such grant shall be subject to and comply with such rules as may be prescribed by Section 422 of the Code. If for any reason an Option intended to be an Incentive Stock Option (or any portion thereof) shall not qualify as an Incentive Stock Option, then, to the extent of such nonqualification, such Option or portion thereof shall be regarded as a Nonqualified Stock Option appropriately granted under the Plan.

(b)     Exercise Price. Except as otherwise provided by the Committee in the case of Substitute Awards, the exercise price (“Exercise Price”) per share of Common Stock for each Option shall not be less than 100% of the Fair Market Value of such share (determined as of the Date of Grant); provided, however, that in the case of an Incentive Stock Option granted to an employee who, at the time of the grant of such Option, owns stock representing more than 10% of the voting power of all classes of stock of the Company or any Affiliate, the Exercise Price per share shall not be less than 110% of the Fair Market Value per share on the Date of Grant provided further that in any case where Options are to be satisfied by the issue of new shares of Common Stock, the Exercise Price shall not be less that the par value per share of Common Stock.

(c)     Vesting and Expiration. Options shall vest and become exercisable in such manner and on such date or dates determined by the Committee according to the terms and conditions set forth in the applicable Award agreement and shall expire after such period, not to exceed ten years, as may be determined by the Committee (the “Option Period”); provided, however, that the Option Period shall not exceed five years from the Date of Grant in the case of an Incentive Stock Option granted to a Participant who on the Date of Grant owns stock representing more than 10% of the voting power of all classes of stock of the Company or any Affiliate; provided, further, that notwithstanding any vesting dates set by the Committee, the Committee may, in its sole discretion, accelerate the exercisability of any Option, which acceleration shall not affect the terms and conditions of such Option other than with respect to exercisability. Unless otherwise provided by the Committee in an Award agreement: (i) the unvested portion of an Option shall expire upon termination of employment or service of the Participant granted the Option, and the vested portion of such Option shall remain exercisable for (A) one year following termination of employment or service by reason of such Participant’s death or disability (as determined by the Committee), but not later than the expiration of the Option Period or (B) 90 days following termination of employment or service for any reason other than such Participant’s death or disability, and other than such Participant’s termination of employment or service for Cause, but not later than the expiration of the Option Period; and (ii) both the unvested and the vested portion of an Option shall expire upon the termination of the Participant’s employment or service by the Company for Cause.

(d)     Method of Exercise and Form of Payment. No shares of Common Stock shall be delivered pursuant to any exercise of an Option until payment in full of the Exercise Price therefor is received by the Company, and the Participant has paid to the Company an amount equal to any federal, state, local and non-U.S. income and employment taxes required to be withheld. Options that have become exercisable may be exercised by delivery of written or electronic notice of exercise to the Company in accordance with the terms of the Option accompanied by payment of the Exercise Price. The Exercise Price shall be payable (i) in cash or check, and; (ii) by such other method as the Committee may permit in its sole discretion, including without limitation: (A) if there is a public market for the shares of Common Stock at such time, by means of a broker-assisted “cashless exercise” pursuant to which the Company is delivered a copy of irrevocable instructions to a stockbroker to sell the shares of Common Stock otherwise deliverable upon the exercise of the Option and to deliver promptly to the Company an amount equal to the Exercise Price or (B) by a “net exercise” method whereby the Company withholds from the delivery of the shares of Common Stock for which the Option was exercised that number of shares of Common Stock having a Fair Market Value equal to the aggregate Exercise Price for the shares of Common Stock for which the Option was exercised or (C) such other means as satisfies the requirements of the UK Companies Act 2006.

(e)     Notification upon Disqualifying Disposition of an Incentive Stock Option. Each Participant awarded an Incentive Stock Option under the Plan shall notify the Company in writing immediately after the date he makes a disqualifying disposition of any Common Stock acquired pursuant to the exercise of such Incentive Stock Option. A disqualifying disposition is any disposition (including, without limitation, any sale) of such Common Stock before the later of (A) two years after the Date of Grant of the Incentive Stock Option or (B) one year after the date of exercise of the Incentive Stock Option. The Company may, if determined by the Committee and in accordance with procedures established by the Committee, retain possession of any Common Stock acquired pursuant to the exercise of an Incentive Stock Option as agent for the applicable Participant until the end of the period described in the preceding sentence.

(f)     Compliance With Laws, etc. Notwithstanding the foregoing, in no event shall a Participant be permitted to exercise an Option in a manner that the Committee determines would violate the Sarbanes-Oxley Act of 2002, or any other applicable law or the applicable rules and regulations of the Securities and Exchange Commission, or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or traded or any other governing statute, regulation or law which the Company is subject to.

8.     Stock Appreciation Rights.

(a)     Generally. Each SAR granted under the Plan shall be evidenced by an Award agreement (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)). Each SAR so granted shall be subject to the conditions set forth in this Section 8, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award agreement. Any Option granted under the Plan may include tandem SARs. The Committee also may award SARs to Eligible Persons independent of any Option.

(b)     Vesting and Expiration. A SAR granted in connection with an Option shall become exercisable and shall expire according to the same vesting schedule and expiration provisions as the corresponding Option. A SAR granted independent of an Option shall vest and become exercisable and shall expire in such manner and on such date or dates determined by the Committee and shall expire after such period, not to exceed ten years, as may be determined by the Committee (the “SAR Period”); provided, however, that notwithstanding any vesting dates set by the Committee, the Committee may, in its sole discretion, accelerate the exercisability of any SAR, which acceleration shall not affect the terms and conditions of such SAR other than with respect to exercisability. Unless otherwise provided by the Committee in an Award agreement: (i) the unvested portion of a SAR shall expire upon termination of employment or service of the Participant granted the SAR, and the vested portion of such SAR shall remain exercisable for (A) one year following termination of employment or service by reason of such Participant’s death or disability (as determined by the Committee), but not later than the expiration of the SAR Period or (B) 90 days following termination of employment or service for any reason other than such Participant’s death or disability, and other than such Participant’s termination of employment or service for Cause, but not later than the expiration of the SAR Period; and (ii) both the unvested and the vested portion of a SAR shall expire upon the termination of the Participant’s employment or service by the Company for Cause.

(c)     Method of Exercise. SARs that have become exercisable may be exercised by delivery of written or electronic notice of exercise to the Company in accordance with the terms of the Award, specifying the number of SARs to be exercised and the date on which such SARs were awarded. Notwithstanding the foregoing, if on the last day of the Option Period (or in the case of a SAR independent of an option, the SAR Period), the Fair Market Value exceeds the Strike Price, the Participant has not exercised the SAR or the corresponding Option (if applicable), and neither the SAR nor the corresponding Option (if applicable) has expired, such SAR shall be deemed to have been exercised by the Participant on such last day and the Company shall make the appropriate payment therefor.

(d)     Payment. Upon the exercise of a SAR, the Company shall pay to the Participant an amount equal to the number of shares subject to the SAR that are being exercised multiplied by the excess, if any, of the Fair Market Value of one share of Common Stock on the exercise date over the Strike Price, less an amount equal to any federal, state, local and non-U.S. income and employment taxes required to be withheld. The Company shall pay such amount in cash, in shares of Common Stock valued at Fair Market Value, or any combination thereof, as determined by the Committee.

9.     Restricted Stock and Restricted Stock Units.

(a)     Generally. Each grant of Restricted Stock and Restricted Stock Units shall be evidenced by an Award agreement (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)). Each such grant shall be subject to the conditions set forth in this Section 9, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award agreement.

(b)     Stock Certificates; Escrow or Similar Arrangement. Upon the grant of Restricted Stock, the Committee shall cause a stock certificate registered in the name of the Participant to be issued and, if the Committee determines that the Restricted Stock shall be held by the Company or in escrow rather than delivered to the Participant pending the release of the applicable restrictions, the Committee may require the Participant to additionally execute and deliver to the Company (i) an escrow agreement satisfactory to the Committee, if applicable, and (ii) the appropriate stock power (endorsed in blank) with respect to the Restricted Stock covered by such agreement. If a Participant shall fail to execute an agreement evidencing an Award of Restricted Stock and, if applicable, an escrow agreement and blank stock power within the amount of time reasonably specified by the Committee, the Award shall be null and void. Subject to the restrictions set forth in this Section 9 and/or the applicable Award agreement, the Participant generally shall have the rights and privileges of a stockholder as to such Restricted Stock, including, without limitation, the right to vote such Restricted Stock and, except as provided below, the right to receive any cash dividends or distributions. To the extent shares of Restricted Stock are forfeited, any stock certificates issued to the Participant evidencing such shares shall be returned to the Company, and all rights of the Participant to such shares and as a stockholder with respect thereto shall terminate without further obligation on the part of the Company.

(c)     Termination. Except as provided below or in the applicable Award agreement or employment agreement, the unvested portion of Restricted Stock and Restricted Stock Units shall terminate and be forfeited upon termination of employment or service of the Participant granted the applicable Award.

(d)     Delivery of Restricted Stock and Settlement of Restricted Stock Units.

(i)     Upon the expiration of the Restricted Period with respect to any shares of Restricted Stock, the restrictions set forth in the applicable Award agreement shall be of no further force or effect with respect to such shares, except as set forth in the applicable Award agreement. If an escrow arrangement is used, upon such expiration, the Company shall deliver to the Participant, or his beneficiary, without charge, the stock certificate evidencing the shares of Restricted Stock that have not then been forfeited and with respect to which the Restricted Period has expired (rounded down to the nearest full share). Dividends, if any, that may have been withheld by the Committee and attributable to any particular share of Restricted Stock shall be distributed to the Participant in cash or, at the sole discretion of the Committee, in shares of Common Stock having a Fair Market Value equal to the amount of such dividends, upon the release of restrictions on such share and, if such share is forfeited, the Participant shall have no right to such dividends (except as otherwise set forth by the Committee in the applicable Award agreement).

(ii)     Unless otherwise provided by the Committee in an Award agreement, upon the expiration of the Restricted Period with respect to any outstanding Restricted Stock Units, the Company shall deliver to the Participant, or his beneficiary, without charge, one share of Common Stock for each such outstanding Restricted Stock Unit; provided, however, that the Committee may, in its sole discretion, elect to (i) pay cash or part cash and part Common Stock in lieu of delivering only shares of Common Stock in respect of such Restricted Stock Units or (ii) defer the delivery of Common Stock (or cash or part Common Stock and part cash, as the case may be) beyond the expiration of the Restricted Period. If a cash payment is made in lieu of delivering shares of Common Stock, the amount of such payment shall be equal to the Fair Market Value of the Common Stock as of the date on which the Restricted Period lapsed with respect to such Restricted Stock Units, less an amount equal to any federal, state, local and non-U.S. income and employment taxes required to be withheld.

(e)     Legends on Restricted Stock. Each certificate representing Restricted Stock awarded under the Plan shall bear a legend substantially in the form of the following in addition to any other information the Company deems appropriate until the lapse of all restrictions with respect to such Common Stock:

TRANSFER OF THIS CERTIFICATE AND THE SHARES REPRESENTED HEREBY IS RESTRICTED PURSUANT TO THE TERMS OF THE VIVOPOWER INTERNATIONAL PLC 2017 OMNIBUS INCENTIVE PLAN AND A RESTRICTED STOCK AWARD AGREEMENT, BETWEEN VIVOPOWER INTERNATIONAL PLC AND PARTICIPANT. A COPY OF SUCH PLAN AND AWARD AGREEMENT IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICES OF VIVOPOWER INTERNATIONAL PLC.

10.     Stock Bonus Awards. The Committee may issue unrestricted Common Stock, or other Awards denominated in Common Stock, under the Plan to Eligible Persons, either alone or in tandem with other awards, in such amounts as the Committee shall from time to time in its sole discretion determine. Each Stock Bonus Award granted under the Plan shall be evidenced by an Award agreement (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)). Each Stock Bonus Award so granted shall be subject to such conditions not inconsistent with the Plan as may be reflected in the applicable Award agreement.

11.     Performance Compensation Awards.

(a)     Generally. The Committee shall have the authority, at the time of grant of any Award described in Sections 7 through 10 of the Plan, to designate such Award as a Performance Compensation Award. The Committee shall have the authority to make an award of a cash bonus to any Participant and designate such Award as a Performance Compensation Award.

(b)     Discretion of Committee with Respect to Performance Compensation Awards. With regard to a particular Performance Period, the Committee shall have sole discretion to select the length of such Performance Period, the type(s) of Performance Compensation Awards to be issued, the Performance Criteria that will be used to establish the Performance Goal(s), the kind(s) and/or level(s) of the Performance Goals(s) that is (are) to apply and the Performance Formula.

(c)     Performance Criteria. The Performance Criteria that will be used to establish the Performance Goal(s) shall be based on the attainment of specific levels of performance of the Company (and/or one or more Affiliates, divisions or operational units, or any combination of the foregoing) or individual performance, such as any of the following or a combination thereof: (i) net earnings or net income (before or after taxes); (ii) basic or diluted earnings per share (before or after taxes); (iii) net revenue or revenue growth; (iv) gross profit or gross profit growth; (v) operating profit (before or after taxes); (vi) return measures (including, but not limited to, return on assets, capital, invested capital, equity, or sales); (vii) cash flow (including, but not limited to, operating cash flow, free cash flow, and cash flow return on capital); (viii) earnings before or after taxes, interest, depreciation and/or amortization; (ix) gross or operating margins; (x) productivity ratios; (xi) share price (including, but not limited to, growth measures and total stockholder return); (xii) expense targets; (xiii) margins; (xiv) operating efficiency; (xv) objective measures of customer satisfaction; (xvi) working capital targets; (xvii) measures of economic value added; (xviii) inventory control; (xix) enterprise value; (xx) sales; (xxi) debt levels and net debt; (xxii) timely launch of new facilities; (xxiii) client retention; (xxiv) employee retention; (xxv) timely completion of new product rollouts; and (xxvi) objective measures of personal targets, goals, reviews or completion of projects. Any one or more of the Performance Criteria may be used on an absolute or relative basis to measure the performance of the Company and/or one or more Affiliates as a whole or any business unit(s) of the Company and/or one or more Affiliates or any combination thereof, as the Committee may deem appropriate, or any of the above Performance Criteria may be compared to the performance of a selected group of comparison companies, or a published or special index that the Committee, in its sole discretion, deems appropriate, or as compared to various stock market indices. The Committee also has the authority to provide for accelerated vesting of any Award based on the achievement of Performance Goals pursuant to the Performance Criteria specified in this paragraph.

(d)     Modification of Performance Goal(s). To the extent that applicable law or regulations allow (e.g., tax, securities, accounting, etc.), the Committee may alter the governing Performance Criteria without obtaining stockholder approval of such alterations, and the Committee shall have sole discretion to make such alterations without obtaining stockholder approval, including, without limitation, due to the following events: (i) asset write-downs; (ii) litigation or claim judgments or settlements; (iii) the effect of changes in tax laws, accounting principles, or other laws or regulatory rules affecting reported results; (iv) any reorganization and restructuring programs; (v) nonrecurring items in the Company’s publicly filed documents; (vi) acquisitions or divestitures; (vii) any other specific unusual, infrequent or nonrecurring events, or objectively determinable category thereof; (viii) foreign exchange gains and losses; and (ix) a change in the Company’s fiscal year.

(e)     Payment of Performance Compensation Awards.

(i)       Condition to Receipt of Payment. Unless otherwise provided in the applicable Award agreement or employment agreement, a Participant must be employed by the Company on the date of payment, to be eligible for payment in respect of a Performance Compensation Award for any Performance Period.

(ii)      Limitation. A Participant shall be eligible to receive payment in respect of a Performance Compensation Award only to the extent that: (A) the Performance Goals for such period are achieved; and (B) all or some of the portion of such Participant’s Performance Compensation Award has been earned for the Performance Period based on the application of the Performance Formula to such achieved Performance Goals.

(iii)     Certification. Following the completion of a Performance Period, the Committee shall review and certify in writing whether, and to what extent, the Performance Goals for the Performance Period have been achieved and, if so, calculate and certify in writing that amount of the Performance Compensation Awards earned for the period based upon the Performance Formula. The Committee shall then determine the amount of each Participant’s Performance Compensation Award actually payable for the Performance Period.

(f)     Timing of Award Payments. Performance Compensation Awards granted for a Performance Period shall be paid to Participants as soon as administratively practicable following completion of the certifications required by this Section 11 in the fiscal year following the completion of the Performance Period, but in no event later than two-and-one-half months following the end of the fiscal year during which the Performance Period is completed.

12.     Changes in Capital Structure and Similar Events. In the event of (a) any dividend or other distribution (whether in the form of cash, shares of Common Stock, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, combination, repurchase or exchange of shares of Common Stock or other securities of the Company, issuance of warrants or other rights to acquire shares of Common Stock or other securities of the Company, or other similar corporate transaction or event (including, without limitation, a Change in Control) that affects the shares of Common Stock, or (b) unusual, infrequent or nonrecurring events (including, without limitation, a Change in Control) affecting the Company, any Affiliate, or the financial statements of the Company or any Affiliate, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange or inter-dealer quotation system, accounting principles or law that in the judgment of the Committee necessitates action by way of adjusting the terms of the outstanding Awards, then:

(i)       the Committee may appropriate adjust in its discretion any or all of (A) the number of shares of Common Stock or other securities of the Company (or number and kind of other securities or other property) that may be delivered in respect of Awards or with respect to which Awards may be granted under the Plan (including, without limitation, adjusting any or all of the limitations under Section 5 of the Plan) and (B) the terms of any outstanding Award, including, without limitation, (i) the number of shares of Common Stock or other securities of the Company (or number and kind of other securities or other property) subject to outstanding Awards or to which outstanding Awards relate, (ii) the Exercise Price or Strike Price with respect to any Award or (iii) any applicable performance measures (including, without limitation, Performance Criteria and Performance Goals), provided in each case such adjustments do not have an adverse economic impact on the Participant as determined at the time of the adjustments;

(ii)      providing for a substitution or assumption of Awards, accelerating the exercisability of, lapse of restrictions on, or termination of, Awards or providing for a period of time for exercise prior to the occurrence of such event, provided that such adjustments do not have an adverse economic impact on the Participant as determined at the time of the adjustments; and

(iii)     cancelling any one or more outstanding Awards and causing to be paid to the holders thereof, in cash, shares of Common Stock, other securities or other property, or any combination thereof, the value of such Awards if any (which if applicable may be based upon the price per share of Common Stock received or to be received by other stockholders of the Company in such event) including without limitation, in the case of an outstanding Option or SAR, a cash payment in an amount equal to the excess, if any, of the Fair Market Value (as of a date specified by the Committee) of the shares of Common Stock subject to such Option or SAR over the aggregate Exercise Price or Strike Price of such Option or SAR, respectively (it being understood that, in such event, any Option or SAR having a per share Exercise Price or Strike Price equal to, or in excess of, the Fair Market Value of a share of Common Stock subject thereto may be canceled and terminated without any payment or consideration therefor);

provided, however, that the Committee shall ensure that any adjustment which would have the effect of reducing the Exercise Price or Strike Price with respect to any Award to less than the par value of a share of Common Stock subject to such Award may only be made if and to the extent that the Committee shall be authorized to capitalize from the reserves of the Company a sum equal to the amount by which the par value of a share of Common Stock exceeds the adjusted Exercise Price or Strike Price per share of Common Stock or, where required by any applicable law, using such mechanism involving a third party as the Committee considers necessary; and

provided, however, that in the case of any equity restructuring, the Committee shall make an equitable or proportionate adjustment to outstanding Awards to reflect such equity restructuring. Any adjustment in Incentive Stock Options under this Section 12 (other than any cancellation of Incentive Stock Options) shall be made only to the extent not constituting a “modification” within the meaning of Section 424(h)(3) of the Code, and any adjustments under this Section 12 shall be made in a manner that does not adversely affect the exemption provided pursuant to Rule 16b-3 under the Exchange Act, to the extent applicable. The Company shall give each Participant notice of an adjustment hereunder and, upon notice, such adjustment shall be conclusive and binding for all purposes.

13.     Effect of Change in Control. Except to the extent otherwise provided in an Award agreement, in the event of a Participant’s termination of employment or service without Cause within 12 months following the occurrence of a Change in Control, all outstanding Awards shall vest, as follows:

(a)     the then outstanding Options and SARs shall become immediately exercisable as of a time prior to the Change in Control;

(b)     the Restricted Period shall expire as of a time prior to the Change in Control (including without limitation a waiver of any applicable Performance Goals);

(c)     Performance Periods in effect on the date the Change in Control occurs shall end on such date, and the Committee shall (i) determine the extent to which Performance Goals with respect to each such Performance Period have been met based upon such audited or unaudited financial information or other information then available as it deems relevant and (ii) cause the Participant to receive partial or full payment of Awards for each such Performance Period based upon the Committee’s determination of the degree of attainment of the Performance Goals, or assuming that the applicable “target” levels of performance have been attained or on such other basis determined by the Committee; and

(d)     cause Awards previously deferred to be settled in full as soon as practicable.

To the extent practicable, any actions taken by the Committee under the immediately preceding clauses (a) through (d) shall occur in a manner and at a time which allows affected Participants the ability to participate in the Change in Control transactions with respect to the Common Stock subject to their Awards.

14.     Amendments and Termination.

(a)     Amendment and Termination of the Plan. The Board may amend, alter, suspend, discontinue, or terminate the Plan or any portion thereof at any time; provided, that (i) no amendment to Section 14(b) (to the extent required by the proviso in such Section 14(b)) shall be made without stockholder approval and (ii) no such amendment, alteration, suspension, discontinuation or termination shall be made without stockholder approval if such approval is necessary to comply with any tax or regulatory requirement applicable to the Plan (including, without limitation, as necessary to comply with any rules or requirements of any securities exchange or inter-dealer quotation system on which the shares of Common Stock may be listed or quoted); provided, further, that any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any Participant or any holder or beneficiary of any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant, holder or beneficiary unless such amendment, alteration, suspension, discontinuance or termination is required in order to comply with applicable law.

(b)     Amendment of Award Agreements. The Committee may, to the extent consistent with the terms of any applicable Award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any Award theretofore granted or the associated Award agreement, prospectively or retroactively; provided that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any Participant with respect to any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant; provided, further, that without stockholder approval to the extent required by the rules of any applicable national securities exchange or inter-dealer quotation system on which the Common Stock is listed or quoted, except as otherwise permitted under Section 12 of the Plan, (i) no amendment or modification may reduce the Exercise Price of any Option or the Strike Price of any SAR, (ii) the Committee may not cancel any outstanding Option or SAR and replace it with a new Option or SAR, another Award or cash and (iii) the Committee may not take any other action that is considered a “repricing” for purposes of the stockholder approval rules of the applicable securities exchange or inter-dealer quotation system.

15.     General.

(a)     Award Agreements. Each Award under the Plan shall be evidenced by an Award agreement , which shall be delivered to the Participant (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)) and shall specify the terms and conditions of the Award any rules applicable thereto, including without limitation, the effect on such Award of the death, disability or termination of employment or service of a Participant, or of such other events as may be determined by the Committee.

(b)     Nontransferability.

(i)     Each Award shall be exercisable only by a Participant during the Participant’s lifetime, or, if permissible under applicable law, by the Participant’s legal guardian, legatee or representative. No Award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or an Affiliate; provided that the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance.

(i)     Notwithstanding the foregoing, the Committee may, in its sole discretion, permit Awards (other than Incentive Stock Options) to be transferred by a Participant, without consideration, subject to such rules as the Committee may adopt consistent with any applicable Award agreement to preserve the purposes of the Plan, to: (A) any person who is the spouse, civil partner, surviving spouse, surviving civil partner, or minor children or step-children of the Participant provided that such person is a “family member” of the Participant, as such term is used in the instructions to Form S-8 under the Securities Act (collectively, the “Immediate Family Members”); (B) a trust solely for the benefit of the Participant and his or her Immediate Family Members; or (C) a partnership or limited liability company whose only partners or stockholders are the Participant and his or her Immediate Family Members;. (each transferee described in clauses (A), (B) and (C) above is hereinafter referred to as a “Permitted Transferee”); provided, that the Participant gives the Committee advance written notice describing the terms and conditions of the proposed transfer and the Committee notifies the Participant in writing that such a transfer would comply with the requirements of the Plan. Notwithstanding any of the preceding in this Section 15, under no circumstances will a Participant be permitted to transfer an Option to a third-party financial institution without prior stockholder approval.

(ii)     The terms of any Award transferred in accordance with the immediately preceding sentence shall apply to the Permitted Transferee and any reference in the Plan, or in any applicable Award agreement, to a Participant shall be deemed to refer to the Permitted Transferee, except that (A) Permitted Transferees shall not be entitled to transfer any Award, other than by will or the laws of descent and distribution; (B) Permitted Transferees shall not be entitled to exercise any transferred Option unless there shall be in effect a registration statement on an appropriate form covering the shares of Common Stock to be acquired pursuant to the exercise of such Option if the Committee determines, consistent with any applicable Award agreement, that such a registration statement is necessary or appropriate; (C) the Committee or the Company shall not be required to provide any notice to a Permitted Transferee, whether or not such notice is or would otherwise have been required to be given to the Participant under the Plan or otherwise; and (D) the consequences of the termination of the Participant’s employment by, or services to, the Company or an Affiliate under the terms of the Plan and the applicable Award agreement shall continue to be applied with respect to the Participant, including, without limitation, that an Option shall be exercisable by the Permitted Transferee only to the extent, and for the periods, specified in the Plan and the applicable Award agreement.

(c)     Tax Withholding.

(i)     Notwithstanding anything else herein, a Participant shall be required to pay to the Company or any Affiliate, and the Company or any Affiliate shall have the right and is hereby authorized to withhold, from any cash, shares of Common Stock, other securities or other property deliverable under any Award or from any compensation or other amounts owing to a Participant, the amount (in cash, Common Stock, other securities or other property) of any required withholding taxes in respect of an Award, its exercise, or any payment or transfer under an Award or under the Plan and to take such other action as may be necessary in the opinion of the Committee or the Company to satisfy all obligations for the payment of such withholding and taxes.

(ii)     Without limiting the generality of clause (i) above, the Committee may, in its sole discretion, require a Participant to satisfy, in whole or in part, the foregoing withholding liability by (A) the delivery of shares of Common Stock (which are not subject to any pledge or other security interest and are Mature Shares) owned by the Participant having a Fair Market Value equal to such withholding liability, (B) having the Company withhold from the number of shares of Common Stock otherwise issuable or deliverable pursuant to the exercise or settlement of the Award a number of shares with a Fair Market Value equal to such withholding liability, up to the maximum required statutory withholding liability or (C) any combination of the foregoing, subject to compliance with any applicable securities laws.

(iii) Notwithstanding anything else herein, the Committee may, at its sole discretion require a Participant to pay (including by any of the methods referred to in clause (ii) above) to the Company or any Affiliate an amount equivalent to all or such proportion (if any) of employer's social security contributions which would otherwise be payable by the Company or any Affiliate as is determined to be recoverable from the Participant (to the extent permitted by law) by the Committee, or which the Participant has agreed to pay or which are subject to recovery, pursuant to an election to which paragraph 3B of Schedule 1 to the UK Social Security Contributions and Benefits Act 1992 applies.

(a)     Clawback / Forfeiture. Notwithstanding any other provisions in the Plan, any Award that is subject to recovery under any company policy or arrangement, law, government regulation or stock exchange listing requirement, will be subject to cancellation, deductions, forfeitures and clawbacks as may be required to be made pursuant to such policy or arrangement, law, government regulation or stock exchange listing requirement (including on a retroactive basis). The Committee may also provide in an Award agreement that if the Participant receives any amount in excess of what the Participant should have received under the terms of the Award agreement for any reason (including, without limitation, by reason of a financial restatement, mistake in calculations or administrative error), all as determined by the Committee in its sole discretion, then the Participant shall be required to promptly repay any such excess amount to the Company.

(b)     No Claim to Awards; No Rights to Continued Employment; Waiver. In order to become a Participant, an Eligible Person must be selected by the Committee and enter into an Award agreement. No employee of the Company or an Affiliate, or other person, shall have any claim or right to be granted an Award under the Plan or, having been selected for the grant of an Award, to be selected for a grant of any other Award, except to the extent such person has entered into an Award agreement with the Company pertaining to such Award. There is no obligation for uniformity of treatment of Participants or holders or beneficiaries of Awards. The terms and conditions of Awards and the Committee’s determinations and interpretations with respect thereto need not be the same with respect to each Participant and may be made selectively among Participants, whether or not such Participants are similarly situated. Neither the Plan nor any action taken hereunder shall be construed as giving any Participant any right to be retained in the employ of the Company or an Affiliate, nor shall it be construed as giving any Participant any rights to continued service on the Board. The Company or any of its Affiliates may at any time dismiss a Participant from employment, free from any liability or any claim under the Plan, unless otherwise expressly provided in the Plan or any Award agreement or employment agreement.

(c)     International Participants. With respect to Participants who reside or work outside of the United States of America, the Committee may in its sole discretion amend the terms of the Plan or outstanding Awards with respect to such Participants in order to conform such terms with the requirements of local law or to obtain more favorable tax or other treatment for a Participant, the Company or its Affiliates.

(d)     Designation and Change of Beneficiary. Each Participant may file with the Committee a written designation of one or more persons as the beneficiary(ies) who shall be entitled to receive the amounts payable with respect to an Award, if any, due under the Plan upon his death. A Participant may, from time to time, revoke or change his beneficiary designation without the consent of any prior beneficiary by filing a new designation with the Committee. The last such designation received by the Committee shall be controlling; provided, however, that no designation, or change or revocation thereof, shall be effective unless received by the Committee prior to the Participant’s death, and in no event shall it be effective as of a date prior to such receipt. If no beneficiary designation is filed by a Participant, the beneficiary shall be deemed to be his or her spouse or, if the Participant is unmarried at the time of death, his or her estate.

(e)     Termination of Employment/Service. Unless determined otherwise by the Committee at any point following such event: (i) neither a temporary absence from employment or service due to illness, vacation or leave of absence nor a transfer from employment or service with the Company or a Subsidiary to employment or service with an Affiliate shall be considered a termination of employment or service with the Company or such a Subsidiary; and (ii) if a Participant’s employment with the Company and its Subsidiaries terminates, but such Participant continues to provide services to the Company and its Affiliates in a non-employee capacity (or vice-versa), such change in status shall not be considered a termination of employment with the Company or a Subsidiary.

(f)     No Rights as a Stockholder. Except as otherwise specifically provided in the Plan or any Award agreement, no person shall be entitled to the privileges of ownership in respect of shares of Common Stock that are subject to Awards hereunder until such shares have been issued or delivered to that person.

(g)     Government and Other Regulations.

(i)     The obligation of the Company to settle Awards in Common Stock or other consideration shall be subject to all applicable laws, rules, and regulations, and to such approvals by governmental agencies as may be required. Notwithstanding any terms or conditions of any Award to the contrary, the Company shall be under no obligation to offer to sell or to sell, and shall be prohibited from offering to sell or selling, any shares of Common Stock pursuant to an Award unless such shares have been properly registered for sale pursuant to the Securities Act with the Securities and Exchange Commission or unless the Company has received an opinion of counsel, satisfactory to the Company, that such shares may be offered or sold without such registration pursuant to an available exemption therefrom and the terms and conditions of such exemption have been fully complied with. The Company shall be under no obligation to register for sale under the Securities Act any of the shares of Common Stock to be offered or sold under the Plan. The Committee shall have the authority to provide that all certificates for shares of Common Stock or other securities of the Company or any Affiliate delivered under the Plan shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan, the applicable Award agreement, securities laws, or the rules, regulations and other requirements of the Securities and Exchange Commission, any securities exchange or inter-dealer quotation system upon which such shares or other securities are then listed or quoted and any other applicable federal, state, local or non-U.S. laws, and, without limiting the generality of Section 9 of the Plan, the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions. Notwithstanding any provision in the Plan to the contrary, the Committee reserves the right to add any additional terms or provisions to any Award granted under the Plan that it in its sole discretion deems necessary or advisable in order that such Award complies with the legal requirements of any governmental entity to whose jurisdiction the Award is subject.

(ii)     The Committee may cancel an Award or any portion thereof if it determines, in its sole discretion, that legal or contractual restrictions and/or blockage and/or other market considerations would make the Company’s acquisition of shares of Common Stock from the public markets, the Company’s issuance of Common Stock to the Participant, the Participant’s acquisition of Common Stock from the Company and/or the Participant’s sale of Common Stock to the public markets, illegal, impracticable or inadvisable. If the Committee determines to cancel all or any portion of an Award in accordance with the foregoing, the Company shall pay to the Participant an amount equal to the excess of (A) the aggregate Fair Market Value of the shares of Common Stock subject to such Award or portion thereof canceled (determined as of the applicable exercise date, or the date that the shares would have been vested or delivered, as applicable), over (B) the aggregate Exercise Price or Strike Price (in the case of an Option or SAR, respectively) or any amount payable as a condition of delivery of shares of Common Stock (in the case of any other Award). Such amount shall be delivered to the Participant as soon as practicable following the cancellation of such Award or portion thereof.

(h)     Payments to Persons Other Than Participants. If the Committee shall find that any person to whom any amount is payable under the Plan is unable to care for his affairs because of illness or accident, or is a minor, or has died, then any payment due to such person or his estate (unless a prior claim therefor has been made by a duly appointed legal representative) may, if the Committee so directs the Company, be paid to his spouse, child, relative, an institution maintaining or having custody of such person, or any other person deemed by the Committee to be a proper recipient on behalf of such person otherwise entitled to payment. Any such payment shall be a complete discharge of the liability of the Committee and the Company therefor.

(i)     Nonexclusivity of the Plan. Neither the adoption of the Plan by the Board nor the submission of the Plan to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of stock options otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

(j)     No Trust or Fund Created. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate, on the one hand, and a Participant or other person or entity, on the other hand. No provision of the Plan or any Award shall require the Company, for the purpose of satisfying any obligations under the Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or otherwise to segregate any assets, nor shall the Company maintain separate bank accounts, books, records or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes. Participants shall have no rights under the Plan other than as unsecured general creditors of the Company, except that insofar as they may have become entitled to payment of additional compensation by performance of services, they shall have the same rights as other employees under general law.

(k)     Reliance on Reports. Each member of the Committee and each member of the Board shall be fully justified in acting or failing to act, as the case may be, and shall not be liable for having so acted or failed to act in good faith, in reliance upon any report made by the independent public accountant of the Company and its Affiliates and/or any other information furnished in connection with the Plan by any agent of the Company or the Committee or the Board, other than himself.

(l)     Relationship to Other Benefits. No payment under the Plan shall be taken into account in determining any benefits under any pension, retirement, profit sharing, group insurance or other benefit plan of the Company except as otherwise specifically provided in such other plan.

(m)    Governing Law. The Plan shall be governed by and construed in accordance with the internal laws of the State of Delaware applicable to contracts made and performed wholly within the State of Delaware, without giving effect to the conflict of laws provisions thereof.

(n)     Severability. If any provision of the Plan or any Award or Award agreement is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any person or entity or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be construed or deemed stricken as to such jurisdiction, person or entity or Award and the remainder of the Plan and any such Award shall remain in full force and effect.

(o)     Obligations Binding on Successors. The obligations of the Company under the Plan shall be binding upon any successor corporation or organization resulting from the merger, consolidation or other reorganization of the Company, or upon any successor corporation or organization succeeding to substantially all of the assets and business of the Company.

(p)     Expenses; Gender; Titles and Headings. The expenses of administering the Plan shall be borne by the Company and its Affiliates. Masculine pronouns and other words of masculine gender shall refer to both men and women. The titles and headings of the sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings shall control.

(q)     Other Agreements. Notwithstanding the above, the Committee may require, as a condition to the grant of and/or the receipt of shares of Common Stock under an Award, that the Participant execute lock-up, stockholder or other agreements, as it may determine in its sole and absolute discretion.

(r)     Payments. Participants shall be required to pay, to the extent required by applicable law, any amounts required to receive shares of Common Stock under any Award made under the Plan.

(s)     Code Section 409A. The Plan is intended to comply with Code Section 409A to the extent subject thereto, and, accordingly, to the maximum extent permitted, the Plan shall be interpreted and administered to be in compliance therewith. Each Participant is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or in respect of such Participant in connection with this Plan or any other plan maintained by the Company (including any taxes and penalties under Code Section 409A), and neither the Company nor any Affiliate shall have any obligation to indemnify or otherwise hold such Participant (or any beneficiary) harmless from any or all of such taxes or penalties. With respect to any Award that is considered “deferred compensation” subject to Code Section 409A, references in the Plan to “termination of employment” or “termination of service) (and all similar phrases) shall mean “separation from service” within the meaning of Code Section 409A. For purposes of Code Section 409A, each of the payments that may be made in respect of any Award granted under the Plan is designated as separate payments. Notwithstanding anything in the Plan to the contrary, if a Participant is a “specified employee” within the meaning of Code Section 409A(a)(2)(B)(i), no payments or deliveries in respect of any Awards that are “deferred compensation” subject to Code Section 409A shall be made to such Participant prior to the date that is six months after the date of such Participant’s “separation from service” (as defined in Code Section 409A) or, if earlier, the Participant’s date of death. Following any applicable six month delay, all such delayed payments or deliveries will be paid or delivered (without interest) in a single lump sum on the earliest date permitted under Code Section 409A that is also a business day.

(t)     No Fractional Shares. No fractional shares of Common Stock shall be issued or delivered pursuant to the Plan. The Committee shall determine whether cash, additional Awards or other securities or property shall be issued or paid in lieu of fractional shares of Common Stock or whether any fractional shares should be rounded, forfeited or otherwise eliminated.

(u)     Issuance or transfer of shares of Common Stock. Where shares of Common Stock are to be issued directly to a grantee in satisfaction of any Award and no amount (or less than the par value per share of Common Stock) is to be paid by a Participant, where required by any applicable law, this may be done using such mechanism involving a third party as the Committee considers necessary or by the Company or a Subsidiary of the Company paying (or procuring payment of) a bonus to the Participant in respect of the par value of each share of Common Stock and, with the Participant's agreement, using such amount to pay up par value or by capitalising reserves in accordance with the Company's articles of association.

* * *

As adopted by the Board of Directors, and approved by the stockholders, of VivoPower International PLC on [•], 2017.

APPENDIX TO THE VIVOPOWER INTERNATIONAL PLC 2017 OMNIBUS INCENTIVE PLAN

(Sub-Plan for Non-Employees)

This Appendix constitutes the Sub Plan of the VivoPower International Plc 2017 Omnibus Incentive Plan. The terms of the Sub-Plan shall be identical to the terms of the Plan, as amended from time to time except that consultants, advisors, non-executive officers of the Company and its Subsidiaries, or prospective consultants, advisors or non-executive officers of the Company and its Subsidiaries are eligible to be selected to receive an Award under the Plan by the Committee, and the Rules of the Plan shall be construed accordingly.

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